
Doug Bailey
Director



Mr. Bailey has held numerous leadership positions over nearly 40 years and is the co-founder of American Bailey Corporation (ABC), a closely held private equity firm of which he has been President since 1984 and Chief Executive Officer since 1996. He began his career as a mechanical engineer with Foster-Miller, Inc. in Waltham, MA. In 1978 he joined Corning, Inc. where he held a variety of positions in manufacturing and marketing prior to founding ABC. He was a founding director of VideoStar Connections, Inc., a successful satellite communications start-up company now part of Sony Electronics. Mr. Bailey also founded American Bailey Ventures (ABV), which has made venture capital investments in early-stage businesses, including Endocyte.

He has also served as CEO of a number of companies previously affiliated with ABC or ABV through acquisition or investment.

Mr. Bailey is the former Chairman, President and Chief Executive Officer of Fuel Tech, Inc. (NASDAQ:FTEK), which is engaged in the worldwide development, commercialization and application of state-of-the-art proprietary technologies for air pollution control, process optimization, and advanced engineering services. These technologies enable customers to produce both energy and processed materials in a cost-effective and environmentally sustainable manner. He has been a director of Fuel Tech since 1998 and has overall responsibility for the strategic, operational and management performance of the Company.

Mr. Bailey is also a director of GNP Management Corporation, the general partner of Great Northern Properties L.P. (GNP), co-owned by American Bailey Mining, L.P. and the principals of Quintana Minerals Corporation. GNP is a private partnership that is the largest holder of coal reserves (20 billion tons), behind only that of the U.S. Federal Government. Certain of GNP's properties were placed in a master limited partnership, Natural Resource Partners L.P. (NYSE:NRP), prior to NRP going public.

Mr. Bailey holds a B.S., a M.S. and an Engineer's degree, all in Mechanical Engineering from Massachusetts Institute of Technology, and an M.B.A. from Harvard Business School. He has served on the MIT Corporation Development Committee since 1998 and is the current Co-Chair of the New York Metro Region. He also was the r ecent Chair of the Annual Fund Board and a member of the MIT Alumni Association Board of Directors. He has led classmates through four reunion gift campaign, three of which were record breaking for MIT. Through his service at MIT he was named the recipient of the Henry B. Kane '24 Award in 2003 and the Marshall B. Dalton '15 Award in 2009. In 2012 he received the Bronze Beaver Award, the highest honor that MIT bestows upon any one of its more than 127,000 current member Alumni Association. Established in 1955, this award has been given to only 305 alumni.

As his pastime, Mr. Bailey is a competitive ballroom dancer at the Open level and regularly participates in competitions throughout the US. He and his wife, Sara, reside in Westport, CT.